ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 27, 2020	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Ryan Sutcliffe

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-236968 and 811-22534) (the “Fund”)

Ladies and Gentlemen:

On April 3, 2020, Mr. Ryan Sutcliffe (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Lisa Henry and Benjamin Ruano of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 19 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-2, filed on March 6, 2020.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.  Where the Fund’s responses contemplate revisions to the language in the Fund’s Registration Statement, draft language has been included with the Fund’s responses.

Prospectus

1.
Comment: The Staff notes the disclosure on page (i) of the Prospectus that states that “[t]he Adviser believes that the income from such REIT entities would typically comply with the regulated investment company 90% investment income requirement under the Code…” (emphasis added).  With respect to the referenced disclosure, please explain: (i) what are the concerns, if any, as to why the income from these underlying private REIT entities would not comply with the Code’s 90% investment income requirement; (ii) what percentage of the Fund’s assets are currently invested in real estate focused private investment funds; and (iii) what limits, if any, does the Fund place on private real estate investments?

- 2 -	April 27, 2020
Response: (i) The Fund notes that, as discussed under “Risks of Investing in REITS,” qualification as a REIT under the Code is a complex analysis that depends on a number of factors and there can be no assurance that the underlying REIT entities will be treated as a REIT. However, in response to the Staff’s comment, the Fund will revise the above-referenced disclosure as follows: “The Adviser ~~believes~~ expects that the income from such REIT entities would ~~typically~~ comply with the regulated investment company 90% investment income requirement under the Code.”

(ii) The Fund provides that, as of March 31, 2020, 79.6% of the Fund’s assets were invested in real estate focused private funds.

(iii) The Fund confirms that it does not currently place limits on its private real estate investments.

2.
Comment: The Staff notes that “accredited investors” are not mentioned in the “Shareholder Eligibility” section on page (ii) of the Prospectus.  Please confirm supplementally whether shares of this Fund are limited to accredited investors.

Response: The Fund confirms that it does not limit its eligible investors to accredited investors.

3.
Comment: The Staff requests that the bolded paragraph on page (ii) of the Prospectus, related to the Fund’s repurchase policy and other special non-traded fund risks, be offset by incorporating a bullet to the front of the paragraph.

Response: In response to the Staff’s comments, the Fund will offset the reference language with bullet points.

4.
Comment: If the Fund uses leverage, please add a cross-reference on the outside front cover to the discussion in the Prospectus regarding risks associated with a leveraged capital structure. See Item 1.1(j) of Form N-2 and Guide 6 of Form N-2.

Response: In response to the Staff’s comment, the Fund will add the following disclosure to the outside front cover:

•
The Fund and any underlying Investment Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result.  See “Risk Factors – The Fund’s Use of Leverage Involves Risk of Loss” and “– The Investment Funds May Use Leverage, Which Involves Risk of Loss.”

- 3 -	April 27, 2020
5.	Comment: In the paragraph discussing the Adviser’s previous engagement of Callan LLC, please revise the disclosure to clarify whether the Fund continues to have a relationship with Callan LLC.

Response: In response to the Staff’s comment, the Fund will add the following disclosure under “Investment Advisory and Other Services – Former Sub-Adviser – Callan”:

The Adviser has engaged Callan to provide certain non-investment advisory consulting services to the Adviser.

6.
Comment: The Staff notes the disclosure under “Prospectus Summary – Investment Management Fee” that, “The Adviser may waive some or all of its Investment Management Fee to limit the total operating expenses of the Fund to a specified level.” Please clarify whether there is a fee waiver currently in place.  If so, please provide further detail.

Response: The Fund confirms that there is not currently a fee waiver in effect. The Fund has removed the above-referenced disclosure from the Registration Statement.

7.	Comment: The Staff notes the disclosure under “Risk Factors – Approval of Sub-Advisory Relationships.” Please explain supplementally why the Fund has not obtained a multi-manager exemptive order.

Response: The Fund has not obtained a multi-manager exemptive order to date because it has been the Fund’s understanding that this relief has not been granted to a closed-end management investment company and, as such, pursuing the relief could involve significant time and costs.

8.
Comment: With respect to the “Market Disruption and Geopolitical Risk” subsection of the “Risk Factors” section of the Prospectus Summary, significant market events have occurred since the Registration Statement was filed as a result of the COVID-19 pandemic. Please consider whether the disclosure, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.  If the Fund believes that no additional disclosure is warranted, please explain supplementally why not.

Response: In response to the Staff’s comment and developments since the filing of the Registration Statement, the Fund has revised its disclosure under “Risk Factors – Market Disruption and Geopolitical Risk” to add the following disclosure:

An outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) first detected in China in December 2019 has resulted in travel restrictions and disruptions, closed borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event cancellations and restrictions, service cancellations or reductions, disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak has caused significant market volatility and declines in global financial markets and may continue to adversely affect global and national economies, the financial performance of individual issuers, borrowers and sectors, and the health of capital markets and other markets generally in potentially significant and unforeseen ways. This crisis or other public health crises may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The COVID-19 pandemic and its effects could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates, and adverse effects on the values and liquidity of securities or other assets. The foregoing could impair the Fund’s ability to maintain operational standards, disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.

- 4 -	April 27, 2020
9.
Comment:  With respect to disclosure in the section “Risk Factors – The Investment Funds May Use Leverage Which Involves Risk of Loss,” in light of recent market events, please clarify whether the Fund has any additional concerns with regard to leverage and its leverage policies, and consider whether they are adequately reflected in this risk.

Response: The Fund confirms that it does not have any additional concerns with regard to its current leverage and its leverage policies in light of recent market events.

10.
Comment: The Staff notes the disclosure under “The Investment Managers May Invest in Equity Securities Without Restriction as to Market Capitalization” that, “The Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies and growth stage companies.” The Staff requests that the Fund incorporate enhanced discussion of the risks of investing in securities of micro-cap companies.  For example, this would include a discussion of increased risk of fraud, lack of financial information and how it may be difficult or impossible to trade at the time you want to trade them, among other risks.

Response: In response to the Staff’s comment, the Fund has added the following disclosure in the sub-section titled “The Investment Managers May Invest in Equity Securities Without Restriction as to Market Capitalization” under “Prospectus Summary—Risk Factors” and “Prospectus—Risk Factors”:

- 5 -	April 27, 2020
Prospectus Summary—Risk Factors

Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

Prospectus—Risk Factors

Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.

11.
Comment: The Staff notes the disclosure under “Risk Factors – Distributions to Investors and Payment of Tax Liability” that, “The Fund may distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year” (emphasis added). Because the Fund must distribute at least 90% of its investment income to qualify as a regulated investment company (“RIC”), please consider changing the operative word in the above-referenced disclosure from “may distribute” to “must distribute” (emphasis added).

Response: The Fund will revise its disclosure as follows: “In order to be treated as a RIC, the Fund ~~may~~ must distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year.”

12.	Comment: Given the significant market drop in recent weeks, please confirm the accuracy of the fee table in the “Summary of Fund Expenses” section.

Response: The Fund confirms that the recent market declines have not had material impact on the fees and expenses presented in the fee table.

- 6 -	April 27, 2020
13.
Comment: In footnote 5 to the fee table within the “Summary of Fund Expenses” section, the current disclosure provides that certain Investment Funds in which the Fund may invest may be considered traditional pooled investment vehicles (i.e., entities that would be investment companies but for Section 3(c)(1) and 3(c)(7) of the 1940 Act). Please explain supplementally whether the Fund invests in such entities and if so, please describe the current level of investment.

Response: The Fund confirms that it may invest in private funds that would be considered investment companies, as defined in Section 3 of the 1940 Act, but for the exclusion from the definition of investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Although the Fund may make these investments, the Fund notes the disclosure in footnote 5 that provides that, as of December 31, 2019, 0% of the Fund’s net assets were allocated to these vehicles. The Fund confirms that the statement holds true as of March 31, 2020.

14.
Comment: With respect to the “Financial Highlights” section, the Staff notes the SEC’s policy that an additional accounting consent is required to be filed with the 486(b) filing. The Staff notes that a legality opinion will also need to be filed.

Response: The Fund acknowledges the Staff’s comment and confirms that it intends to file the referenced accounting consent and legality opinion with the upcoming amendment to the Registration Statement.

15.
Comment: As required under Item 7.2 of Form N-2, please disclose in the section titled “Use of Proceeds”: (i) how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, (ii) the reasons for any anticipated lengthy delay in investing the net proceeds and (iii) the consequences for any delay. For further information please see Guide 1 to Form N-2.

Response: The Fund will revise its disclosure in response to the Staff’s comments to include the following:

It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.

- 7 -	April 27, 2020
16.
Comment: The Staff notes that in the section titled “Investment Objectives, Strategies and Investment Features – Investment Objectives,” the disclosure no longer contains provisions from Section 12(d)(1) of the 1940 Act. Please explain supplementally why the above-referenced statutory provisions were eliminated from the document.

Response: The Fund submits that it removed the above-reference disclosure from the Registration Statement because investments in underlying registered investment companies are not a significant part of the Fund’s principal investment strategies and the Fund thought that the disclosure may be confusing to shareholders.

Statement of Additional Information

17.
Comment: The Staff notes the disclosure under “Additional Investment Policies – The Fund May Change Its Non-Fundamental Policies, Restrictions, Strategies, and Techniques” that, “Except as otherwise indicated, the Fund may change its non-fundamental policies, restrictions, strategies, and techniques if the Board believes doing so is in the best interest of the Fund and its shareholders.” Please clarify supplementally and revise disclosure, as necessary, to describe the types of changes the Fund would notify shareholders of in this context.

Response: The Fund has not imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment policies, restrictions, strategies, and techniques. Nonetheless, in the event of a material change to the Fund’s non-fundamental investment policies, restrictions, strategies, and techniques, the Fund would file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders, providing them with notice of the change.

18.
Comment: The Staff notes the disclosure under the “Repurchase and Transfers of Shares – Involuntary Repurchases” that, “The Fund may, in connection with the Fund’s quarterly repurchase offers, repurchase at NAV of a shareholder’s Shares or Shares of any person acquiring Shares from or through a shareholder if: …continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences” and “it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.” The Staff believes that it would not be appropriate to forcibly redeem activist shareholders, those who vote against management and other similar shareholders. Please explain how the above-referenced policies could not be used to redeem the above-mentioned shareholders.

- 8 -	April 27, 2020
Response: The Fund confirms that its ability to involuntarily repurchase shares is limited to situations where continued ownership by the shareholder could subject the Fund and its shareholders to adverse consequences.  For example, the Fund may involuntarily repurchase shares in connection with the Fund’s anti-money laundering efforts. The Fund does not believe that these provisions have the effect of creating a risk that the Fund would or could involuntarily repurchase activist shareholders, those who vote against management, or other similar shareholders.

Part C

19.
Comment: The Staff notes that the FAST Act Modernization and Simplification of Regulation S-K (the “FAST Act”) has come into effect on April 1, 2020, and requires that registrants hyperlink to information or documents on EDGAR that have been incorporated by reference. This includes links to exhibits, previously filed documents and other incorporated items.  Given that the 486(b) amendment would be filed after April 1, 2020, the Staff expects the document to be fully compliant.

Response: The Fund acknowledges the Staff’s comment and confirms that the upcoming 486(b) amendment will be compliant with the requirements of the FAST Act with respect to the hyperlinking of information or documents on EDGAR that have been incorporated by reference.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:
Steve Andersen, Versus Capital Advisors LLC
David C. Sullivan, Ropes & Gray LLP